August 7, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

Washington, D.C. 20549

RE:

Cincinnati Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

File No. 0-04604

Dear Mr. Rosenberg:

We have received your letter dated July 9, 2009, in response to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following response reflects our careful review of the comments you provided (keyed to your letter dated July 9):

Form 10-K for the Fiscal Year Ended December 31, 2008

Quantitative and Qualitative Disclosures About Market Risk

Application of Asset Impairment Policy, Page 87

QUESTION 1:

On page 88 you present a table that lists the number of securities and the gross unrealized gain or loss for various classes of your investments. This table also summarizes the length of time that securities in your portfolio have been in a continuous unrealized gain or loss position. It appears that the totals of the unrealized gains and losses from this table agree with the gross unrealized gains and losses presented in Note 2 to your financial statements on page 105. However, the unrealized losses from this table do not appear to agree with the table of loss duration in Note 2. As an example, it appears from your table on page 88 that the total gross unrealized losses on securities in a loss position from more than 12 months is $43 million (comprised of $25 million for those held 12 to 24 months and $18 million held more than 12 months) while the table on page 105 indicates that this amount is $119 million. Please revise your disclosure to clarify why these tables do not appear to agree.

RESPONSE TO QUESTION 1:

Upon review of your comment, we agree that our disclosure concerning the aging and severity of unrealized losses included in the tables and accompanying narrative explanations on pages 88 and 105, while accurate, could be difficult to follow. We believe that the difficulty stems from our use of two similar tables with different durations that were intended to convey different information about aging and duration of securities in unrealized loss positions. For future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2009, we have revised our disclosure such that the same table used on Form 10-K, Page 105 is shown in Form 10-Q Note 2, Page 10 and in the

MD&A, Page 47, as set forth below. The revised disclosure below is included in MD&A on our Form 10-Q for the quarterly period ended June 30, 2009, filed on August 7, 2009.

The table below reviews fair values and unrealized losses by investment category and by the overall duration of the securities’ continuous unrealized loss position.

(In millions)	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
At June 30,
2009
Fixed maturities:
States, municipalities and political subdivisions	$295	$7	$309	$11	$604	$18
Government-sponsored enterprises	180	2	7	0	187	2
Short-term investments	3	0	0	0	3	0
Collateralized mortgage obligations	26	15	0	0	26	15
Corporate bonds	702	102	769	71	1,471	173
Total	1,206	126	1,085	82	2,291	208
Equity securities	518	93	227	62	745	155
Total	$1,724	$219	$1,312	$144	$3,036	$363

At December 31,
2008
Fixed maturities:
States, municipalities and political subdivisions	$592	$26	$94	$5	$686	$31
Government-sponsored enterprises	141	2	0	0	141	2
All other corporate bonds and short-term investments	1,562	230	292	73	1,854	303
Total	2,295	258	386	78	2,681	336
Equity securities	820	219	79	41	899	260
Total	$3,115	$477	$465	$119	$3,580	$596

During the quarter ended June 30, 2009, we impaired nine securities. At June 30, 2009, 358 fixed-maturity investments with a total unrealized loss of $82 million had been in an unrealized loss position for 12 months or more. Of the total fixed maturity securities in an unrealized loss position for twelve months or more at June 30, 2009, two fixed maturity securities with a fair value of $2 million were trading under 70 percent of book value and accounted for $1 million in unrealized losses; 72 fixed maturity securities with a fair value of $265 million were trading from 70 percent to less than 90 percent of book value and accounted for $48 million in unrealized losses; and 284 fixed maturity securities with a fair value of $818 million were trading from 90 percent to less than 100 percent of book value and accounted for $33 million in unrealized losses.

Of the total equity securities in an unrealized loss position for twelve months or more at June 30, 2009, one equity security with a fair value of $50 million was trading under 70 percent of book value and accounted for $22 million in unrealized losses; seven equity securities with a fair value of $133 million were trading from 70 percent to less than 90 percent of book value and accounted for $37 million in unrealized losses; and one equity security with a fair value of $44 million was trading between 90 percent to less than 100 percent of book value and accounted for $3 million in unrealized losses.

During 2008, we impaired 126 securities. At December 31, 2008, 142 fixed maturity investments with a total unrealized loss of $78 million had been in an unrealized loss position for 12 months or more. Of that total, there were no fixed maturity investments trading below 70 percent of book value. Six equity investments with a total unrealized loss of $41 million had been in an unrealized loss position for 12 months or more as of December 31, 2008. Two of these equity investments were trading below 70 percent of book value.

Financial Statements and Supplementary Data

Note 2. Investments, Page 104

QUESTION 2:

You provide disclosure with the number of securities in your fixed maturity investment portfolio that have been in an unrealized loss position for 12 months or more. Please revise your disclosure to provide similar disclosure related to your equity security investments for the periods provided as applicable.

RESPONSE TO QUESTION 2:

For future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2009 as filed on August 7, 2009, we have revised our disclosure included in Note 2 Investments beginning on Page 9 of our Form 10-Q, to additionally reflect the number of those equity securities in an unrealized loss position for a period of 12 months or more at the end of the applicable reporting period as shown below:

(In millions)	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
At June 30,
2009
Fixed maturities:
States, municipalities and political subdivisions	$295	$7	$309	$11	$604	$18
Government-sponsored enterprises	180	2	7	0	187	2
Short-term investments	3	0	0	0	3	0
Collateralized mortgage obligations	26	15	0	0	26	15
Corporate bonds	702	102	769	71	1,471	173
Total	1,206	126	1,085	82	2,291	208
Equity securities	518	93	227	62	745	155
Total	$1,724	$219	$1,312	$144	$3,036	$363

At December 31,
2008
Fixed maturities:
States, municipalities and political subdivisions	$592	$26	$94	$5	$686	$31
Government-sponsored enterprises	141	2	0	0	141	2
All other corporate bonds and short-term investments	1,562	230	292	73	1,854	303
Total	2,295	258	386	78	2,681	336
Equity securities	820	219	79	41	899	260
Total	$3,115	$477	$465	$119	$3,580	$596

During the quarter ended June 30, 2009, we impaired nine securities. At June 30, 2009, 358 fixed-maturity investments with a total unrealized loss of $82 million had been in an unrealized loss position for 12 months or more. Of that total, there were two fixed maturity investments trading below 70 percent of book value. Nine equity securities with a total unrealized loss of $62 million had been in an unrealized loss position for 12 months or more as of June 30, 2009. Of that total, there was one equity security trading below 70 percent of book value. We perform a formal review of investment securities on a quarterly basis for the presence of other-than-temporary impairments (OTTI). For the 2009 second quarter, we adopted FSP No. FAS 115-2 and 124-2. As required by the new FSP for fixed maturity securities, OTTI is considered to have occurred (1) if we intend to sell the impaired fixed maturity security; (2) if it is more likely than not we will be required to sell the fixed maturity security before recovery of its amortized cost basis; or (3) the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. We have evaluated each of the fixed maturities with an unrealized loss for OTTI at June 30, 2009 and have determined that the unrealized losses are primarily the result of increased market volatility, wider liquidity spreads, and various non-credit related conditions. We do not consider these fixed maturity investments to be OTTI at June 30, 2009. For each of our equity securities in an unrealized loss position at June 30, 2009, we have applied the objective quantitative and qualitative criteria of our invested asset impairment policy for OTTI for equity securities, including facts and circumstances specific to individual securities, asset classes, the financial condition of the issuer, changes in dividend payments, the length of time fair value has been less than book value, the severity of the decline in fair value below book value, and our ability and intent to hold each position until its forecasted recovery. As of June 30, 2009, we determined that unrealized losses on equity securities were not OTTI.

During 2008, we impaired 126 securities. At December 31, 2008, 142 fixed maturity investments with a total unrealized loss of $78 million had been in an unrealized loss position for 12 months or more. Of that total, there were no fixed maturity investments trading below 70 percent of book value. Six equity investments with a total unrealized loss of $41 million had been in an unrealized loss position for 12 months or more as of December 31, 2008. Two equity securities were trading below 70 percent of book value. For each of our equity securities in an unrealized loss position at December 31, 2008, we applied the objective quantitative and qualitative criteria of our invested asset impairment policy for OTTI for equity securities, including facts and circumstances specific to individual securities, asset classes, the financial condition of the issuer, changes in dividend payment, the length of time fair value has been less than book value, the severity of the decline in fair value below book value, and our ability and intent to hold each position until its forecasted recovery. As a result of this evaluation, we have not recorded an impairment on the six equity securities in an unrealized loss position in excess of twelve months at December 31, 2008.

QUESTION 3:

3.a.) Please revise your disclosure to explain why losses of $41 million on equity securities with a fair value of $79 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss under US GAAP. 3.b.) Please tell us if any of these equity securities at December 31, 2008 were subsequently sold and a realized loss was recognized. 3.c.) In addition, please explain to us why none of the securities comprising the $150 million in realized losses during the first quarter of 2009 as disclosed on page 32 of your March 31, 2009 Form 10-Q were not other-than temporary impaired at December 31, 2008.

RESPONSE TO QUESTION 3:

See responses to the sub-parts of Question 3 below.

QUESTION 3.a.):

Please revise your disclosure to explain why losses of $41 million on equity securities with a fair value of $79 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss under US GAAP.

RESPONSE TO QUESTION 3.a.):

Please refer to the revised disclosure set forth in response to Question 2 above, which we believe responds to this question.

QUESTION 3.b.):

Please tell us if any of these equity securities at December 31, 2008 were subsequently sold and a realized loss was recognized.

RESPONSE TO QUESTION 3.b.):

Yes. Of the six equity securities in an unrealized loss position for a period of 12 months or more at December 31, 2008, two small positions held in Medtronic and Avery Dennison, were sold in the first quarter of 2009 resulting in a realized loss of 176 thousand dollars. The number of shares sold was 5,000 from a position of 1,255,000 shares for Medtronic and 3,000 shares from a position of 525,138 for Avery Dennison. These shares were held by CinFin Capital Management Company, a former subsidiary of Cincinnati Financial Corporation, which ceased operations as of February 28, 2009. The sales, triggered by the closure of CinFin Capital in early 2009, were based on a decision to transfer cash, in lieu of securities, to efficiently distribute the assets to its parent, Cincinnati Financial Corporation and simplify recordkeeping. The method of transferring the assets of CinFin Capital to its parent was not determined until the first quarter of 2009. We continue to hold the remaining positions of these two securities, as well as the other four securities, in our consolidated equity portfolio as of June 30, 2009.

QUESTION 3.c.):

In addition, please explain to us why none of the securities comprising the $150 million in realized losses during the first quarter of 2009 as disclosed on page 32 of your March 31, 2009 Form 10-Q were not other-than temporarily impaired at December 31, 2008.

RESPONSE TO QUESTION 3.c.):

Of the $150 million in realized losses on securities sold in the first quarter of 2009, $19.6 million of those losses were from securities in an unrealized gain position at December 31, 2008, securities accounting for $1.3 million in realized losses were sold in connection with dissolution of one of our subsidiaries as discussed above, and one security, which accounted for $0.4 million of the realized loss, was written down as an other-than-temporary impairment at December 31, 2008.

The remaining $128.3 million of the $150 million of realized losses in the first quarter of 2009 resulted from sales of securities related principally to the further decline in the financial services sector. These sales can be divided into two groups: bank preferred stocks and two common stocks.

Sales in the first quarter of 2009 of certain bank preferred stocks accounted for $66.5 million of realized losses. At year-end, bank preferred stocks were under pressure because of the government takeover of Fannie Mae and Freddie Mac. Also adversely affecting the preferred securities of financial services companies were government intervention in the financial sector combined with declining asset bases. Although under pressure, these securities continued to pay their dividends and we had the ability and intent to hold these securities, expecting recovery to occur within a reasonable period as the credit environment stabilized, pursuant to our investment policy. Subsequent to year end, pressure on the securities of financial institutions intensified. The likelihood for nationalization of banks was increasing, which would likely result in a repeat of the effects of the takeovers of Fannie Mae and Freddie Mac, potentially squeezing out this asset class, or at a minimum, elimination of or deep cuts to the dividends for these preferred securities. Dividend payments by holdings in our equity portfolio are an important part of our investment strategy. The impact of these events subsequent to year end was inconsistent with our investment policy of income producing securities, and therefore our intent to hold the securities changed from year end. We subsequently sold these preferred securities between January 20 and March 20, 2009. The BIX Index (S&P Bank Index) declined by approximately 64% between December 31, 2008 and March 6, 2009 which reinforced both the market outlook for the sector and our decision to sell these securities during the quarter as these events unfolded.

The sale of two common stocks in the first quarter accounted for the remaining $61.8 million of realized losses. Our rationale for determining the decline in the value of both stocks at year-end was not other-than-temporary was due to our ability and intent to hold these securities. Both companies were maintaining their dividends and we expected recovery to cost within a reasonable time. The first company conducts a large portion of its operations in financing operations, and was a long-held investment in our consolidated equity portfolio. Following its announcement of a dividend cut in February 2009, we sold our position in the company between March 27 and March 31, 2009, realizing a loss of $51.7 million. The other company was a technology company, which derived approximately 71 percent of its revenue from financial institutions. Performance of its common stock was strongly correlated to the BKX (bank index). In the first quarter of 2009, the same industry concerns expressed above for the bank preferred securities of financial institutions led us to a decision to sell the investment in this common stock that was strongly correlated to the banking industry. We sold our position in this company between February 6, 2009 and March 31, 2009, realizing a loss of $10.1 million.

Form 10-Q – for the quarter ended March 31, 2009

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

QUESTION 4:

4.a.) You disclose loss and loss expense ratios of 117.5% for workers’ compensation policies, 96.0% for specialty package policies and 132.9% for homeowners policies. In the absence of disclosure to the contrary, we assume that these trends will continue. If this is not reasonably likely, please revise your disclosure to explain. 4.b.)Also, taking into consideration underwriting expenses the combined ratios for these lines of business would be higher. Please explain to us why you did not apparently record a premium deficiency related to these lines of business. Please separately reference for us the authoritative literature you relied upon to support your accounting. 4.c.) As required by paragraph 60e of SFAS 60, please revise your accounting policy note to your financial statements to indicate whether or not you include anticipated investment income in your premium deficiency computation.

RESPONSE TO QUESTION 4:

See the responses to the sub-parts of Question 4 below.

QUESTION 4. a.:

You disclose loss and loss expense ratios of 117.5% for workers’ compensation policies, 96.0% for specialty package policies and 132.9% for homeowners policies. In the absence of disclosure to the contrary, we assume that these trends will continue. If this is not reasonably likely, please revise your disclosure to explain.

RESPONSE TO QUESTION 4.a.):

Briefly stated, we do not believe the unusual activity requires material changes in our assumptions regarding the underlying loss and loss expense ratios of business written in 2009. That is, we do not expect the ratios reported in the first and second quarter of 2009 to reflect future experience or trends in these lines. Accordingly, we believe the revised and updated disclosure in Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009, responds to your request to explain why we do not believe the higher than normal loss and loss expense ratios result from trends that will continue. The revised disclosure set forth below may be found on Pages 32 and 35 of that filing.

•

From Page 32 under Commercial Lines of Business Analysis: “As discussed above, the loss and loss expense ratio component of the combined ratio is an important measure of underwriting profit and performance. Catastrophe losses are volatile and can distort short term profitability trends, particularly for certain lines of business. Development of loss and loss expense reserves from prior accident years can also distort measures of profitability trends for recently written business. To illustrate these effects, we separate their impact on the ratios shown in the table above. For the six months ended June 30, 2009, the lines of business with the most significant adverse profitability trends are workers’ compensation and specialty packages. Most of the profit deterioration in worker’s compensation is a result of prior accident year reserve development. As discussed above, we are taking actions to improve pricing and reduce loss costs, which are expected to benefit future profitability trends. Most of the specialty package profit deterioration is due to catastrophe losses, which are expected to return to near historical averages.”

•

From Page 35 under Personal Lines of Business Analysis: “As discussed above, the loss and loss expense ratio component of the combined ratio is an important measure of underwriting profit and performance. Catastrophe losses are volatile and can distort short term profitability trends, particularly for certain lines of business. Development of loss and loss expense reserves from prior accident years can also distort measures of profitability trends for recently written business. To illustrate these effects, we separate their impact on the ratios shown in the table above. For the six months ended June 30, 2009, the line of business with the most significant adverse profitability trend is homeowner. As discussed above, we continue to take action to improve pricing per risk and overall rates, which is expected to improve future profitability trends. In addition we expect the unusually high catastrophe loss levels of 2009 to return near the historical average. We expect the long-term future average to improve due to geographic diversification in states less prone to catastrophe losses.”

QUESTION 4.b.):

Also, taking into consideration underwriting expenses the combined ratios for these lines of business would be higher. Please explain to us why you did not apparently record a premium deficiency related to these lines of business. Please separately reference for us the authoritative literature you relied upon to support your accounting.

RESPONSE TO QUESTION 4.b.):

We rely upon FASB Statement No. 60, paragraphs 32 - 34, as the authoritative literature to support our accounting for deferred acquisition costs and evaluation of potential premium deficiency. We conduct our analysis at the commercial lines and personal lines segment level in order to evaluate potential premium deficiency.

Our standard market property casualty insurance operations consists of two segments, commercial lines and personal lines. We assess recoverability of deferred acquisition costs and premium deficiencies for property casualty insurance at the segment level consistent with how we acquire, service, manage and measure the profitability of our property casualty insurance. We have applied the guidance in FASB Statement No. 60, paragraph 32 for our property casualty premium deficiency evaluation at this level as well. Our property casualty deferred acquisition costs are determined only at the segment level, as disclosed in our 2008 10-K, Part III, Schedule III, page 130. Although we report loss and loss expenses by lines of business for further transparency, we market and measure the profitability of our property casualty insurance at the segment level.

In performing our calculation of potential property casualty premium deficiency at the segment level, we utilize the procedure outlined by Ralph S. Blanchard, III, FCAS, MAAA, in his paper Considerations in the Calculation of Premium Deficiency Reserves (Under U.S. accounting rules). This guidance, while not authoritative, is consistent with FASB Statement No. 60, paragraphs 32-34. Blanchard’s approach is tiered, in that it proceeds in steps and can be terminated when any step results in the indication that no deficiency need be recognized.

In the first step, we calculate a projected set of adjusted accident year combined ratios based on our historical experience adjusted for current trends. These adjusted ratios include all anticipated loss, defense and cost containment expense, adjusting and other expense, salvage and subrogation, taxes, policyholder dividends and commissions. In addition, the adjusted ratios include one percent of anticipated general expenses, a provision that is meant to provide a ceiling on policy maintenance costs. We use the projected adjusted combined ratios to approximate future costs associated with premiums unearned as of the evaluation date by multiplying the ratios by that unearned premium. If the unearned premium at the evaluation date exceeds the related estimated future costs, no premium deficiency is deemed to exist at the evaluation date and no further steps are needed.

In the event estimated future costs related to unearned premium as of the evaluation date exceed that unearned premium, we would incorporate consideration of the related investment income we would expect to earn. However, to date we have not had to proceed to this step in order to demonstrate that no premium deficiency exists.

The result of this analysis at both December 31, 2008, and June 30, 2009, indicated that no premium deficiency reserve was warranted for either personal lines or commercial lines.

QUESTION 4.c.):

As required by paragraph 60e of SFAS 60, please revise your accounting policy note to your financial statements to indicate whether or not you include anticipated investment income in your premium deficiency computation.

RESPONSE TO QUESTION 4.c.):

We are updating our disclosure of our Property Casualty Insurance accounting policy to include the statement that we include anticipated investment income in our premium deficiency computation as set forth below.

The updated disclosure appears in Note 1 on Page 7 of our Form 10Q for the quarterly period ended June 30, 2009, filed on August 7, 2009.

Property casualty policy written premiums are deferred and recorded as earned premiums on a pro rata basis over the terms of the policies. We record as unearned premium the portion of written premiums that apply to unexpired policy terms. The expenses associated with issuing polices – primarily commissions, premium taxes and underwriting costs are deferred and amortized over the terms of the policies. Our standard market insurance operations consist of two segments, commercial lines and personal lines. We assess recoverability of deferred acquisition costs at the segment level, consistent with how we acquire, service, manage and measure profitability. We also have deferred acquisition costs in our surplus lines operations which is reported in Other. We analyze our acquisition cost assumptions periodically to reflect actual experience, we evaluate our deferred acquisition cost for recoverability, and we regularly conduct reviews for potential premium deficiencies.

A premium deficiency is recorded when the sum of expected loss and loss adjustment expenses, expected policyholder dividends, unamortized acquisition costs and maintenance costs exceed the total of unearned premiums and anticipated investment income. A premium deficiency is first recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than unamortized acquisition costs, a liability is accrued for the excess deficiency.

We acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/Steven J. Johnston

Steven J. Johnston

Chief Financial Officer

Secretary and Treasurer